Exhibit 99.1

Spark Networks SE Reports Second Half And Full Year 2017 Results

BERLIN, April 25, 2018 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), one of the world's leading online dating platforms, leveraging premium, complementary brands including EliteSingles, eDarling, Jdate, Christian Mingle, JSwipe, SilverSingles, and Attractive World reported its second half and full year 2017 financial results today.

"With the close of the merger between Affinitas GmbH ("Affinitas") and Spark Networks, Inc. ("Spark") in November 2017, we have created a pure-play leader in the dating industry with increased scale and a portfolio of well-known brands," said Jeronimo Folgueira, Chief Executive Officer of Spark Networks SE. "We have only just begun to realize the benefits of the merger, as the results we reported today include just two months of Spark's performance. While we look forward to our first full year of operating our newly expanded portfolio, we are also pleased with the strong standalone performance of Affinitas in 2017. Affinitas revenue grew by more than 12% in 2017, resulting in Adjusted EBITDA growth before the addition of Spark. We are energized by our 2017 momentum, our post-merger integration progress and the early success of our 2018 growth initiatives.

"We enter 2018 with three clear priorities, all of which are aimed at positioning Spark Networks for sustainable, long-term, and profitable growth," continued Folgueira. "First, we aim to build on the consistent growth momentum that Affinitas has achieved over the last several years, driven primarily by the success of EliteSingles. Second, we are taking actions to stabilize and grow the Christian and Jewish brands that were added to our portfolio through the merger with Spark. Finally, we will launch and grow new, complementary brands in key markets such as North America.

"Nearly four full months into 2018, we are very pleased with the trajectory of our business and, more importantly, that we have multiple brands contributing to our growth," concluded Folgueira. "EliteSingles continues to grow strongly in North America, our Jewish and Christian brands have seen growth in new subscription sales in Q1, and SilverSingles, our newest platform, scaled rapidly and generated approximately 15% of our registrations in the first three months of 2018, despite launching in mid-December. The initial performance of the SilverSingles brand reinforces our confidence in the brand and our ability to deploy capital effectively with positive returns. We expect this new addition to our portfolio to be a meaningful contributor to revenue growth in 2018 and beyond as we continue to invest in it as one of our key strategic priorities. In the short-term, investments in marketing to SilverSingles are critical to building a sustainable base of subscribers that will position us for long-term growth and profitability in 2019 and beyond. We believe these investments are essential to capitalizing on the tremendous growth potential we see with customers in the 50 and over age demographic, although they will negatively impact our Adjusted EBITDA in 2018.

"Our core brands are on-pace to exceed the 2018 goals we set twelve months ago when we announced the Affinitas / Spark Merger, and we now see an opportunity to continue to invest in additional marketing to build SilverSingles to become a meaningful part of our portfolio. Given that the marketing investments for growing a new brand are recognized up-front while the resulting revenue is recognized over the life of the subscriptions we add, we are lowering our 2018 Adjusted EBITDA guidance while simultaneously raising our 2018 revenue guidance.

"Capitalizing on the growth opportunities in front of us is an exciting challenge, and I am looking forward to providing updates as we execute against our 2018 plans."

Key Metrics – Half Year

	Six months ended			Growth Rates %
	12/31/2017	6/30/2017	12/31/2016	2nd Half 2017 vs.
	2nd Half 2017	1st Half 2017	2nd Half 2016	1st Half 2017	2nd Half 2016
Revenue	€43.5 Million	€42.1 Million	€37.9 Million	3.3%	15.0%
Contribution[1]	€17.5 Million	€14.6 Million	€14.7 Million	19.9%	19.7%
Net (Loss)/Profit	€(3.9) Million	€(1.7) Million	€760 Thousand	N.M.	N.M.
Adjusted EBITDA[2]	€4.2 Million	€2.4 Million	€4.4 Million	78.7%	(2.7%)
Cash Balance	€8.2 Million	€6.8 Million	€8.1 Million	21.3%	1.9%
Total Registrations[3]	4,329,541	4,122,092	3,543,594	5.0%	22.2%
Avg. Paying Subs[4]	393,979	364,825	326,989	8.0%	20.5%
Monthly ARPU[5]	€ 18.41	€ 19.24	€ 19.29	(4.3%)	(4.6%)

Six Months Ended December 31, 2017 Financial Results

Revenue: For the six months ended December 31, 2017, total revenue was €43.5 million, an increase of 15.0% compared to the six months ended December 31, 2016, and a 3.3% increase from the six months ended June 30, 2017. The year over year and sequential increases were driven by growth in our average paying subscribers resulting from marketing efforts in North America and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017.

Revenue in the six months ended December 31, 2017 includes €2.7 million of post-merger revenue from Spark, net of a €603 thousand write-off of deferred revenue relating to the Affinitas / Spark Merger.

Contribution: Contribution was €17.5 million for the six months ended December 31, 2017, an increase of 19.7% compared to the six months ended December 31, 2016, and a 19.9% increase from the six months ended June 30, 2017. Our contribution margin increased to 40.3% from 38.7% in the six months ended December 31, 2016, and from 34.7% in the six months ended June 30, 2017. The margin expansion was primarily driven by revenue growth in North America. North America contribution margin increased to 11.1% from 3.1% in the six months ended December 31, 2016and from 4.2% in the six months ended June 30, 2017.

Contribution in the six months ended December 31, 2017 includes €2.2 million of post-merger contribution from Spark, net of a €603 thousand write-off of deferred revenue relating to the Affinitas / Spark Merger.

Net Loss: Net Loss was €(3.9) million in the six months ended December 31, 2017, a €4.6 million decline versus the six months ended December 31, 2016 and a €2.2 million decline from the six months ended June 30, 2017. The decline was primarily due to higher professional fees resulting from the Affinitas / Spark Merger in 2017.

Adjusted EBITDA: For the six months ended December 31, 2017, Adjusted EBITDA was €4.2 million, a decrease of €118 thousand versus the six months ended December 31, 2016, and an increase of €1.9 million from the six months ended June 30, 2017.

Adjusted EBITDA in the six months ended December 31, 2017 includes €509 thousand of post-merger adjusted EBITDA from Spark.

Cash: Cash used in operating activities in 2017 was €1.2 million. At December 31, 2017, the Group had €8.2 million in cash and cash equivalents, compared to €8.1 million at the end of 2016. At year end, the Group had €5.9 million of debt outstanding, which was fully repaid in March 2018.

Key Metrics – Full Year

			Growth Rates %
	2017	2016	2017	2016
Revenue	€85.6 Million	€73.5 Million	16.5%	21.6%
Contribution[1]	€32.2 Million	€25.1 Million	28.1%	40.7%
Net (Loss)/Profit	€(5.6) Million	€691 Thousand	N.M.	N.M.
Adjusted EBITDA[2]	€6.6 Million	€5.9 Million	12.5%	248.5%
Cash Balance	€8.2 Million	€8.1 Million	1.9%	N.M.
Total Registrations[3]	8,451,633	6,897,649	22.5%	18.1%
Avg. Paying Subs[4]	379,403	317,276	19.6%	12.5%
Monthly ARPU[5]	€ 18.81	€ 19.30	(2.6%)	8.0%

Full Year 2017 Financial Results

Revenue: For the full year 2017, revenue increased 16.5% to €85.6 million, as compared to €73.5 million during the year ended December 31, 2016. The increase was attributable to 19.6% growth in our average paying subscribers resulting from marketing efforts in North America and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017.

Revenue in 2017 includes €2.7 million of post-merger revenue from Spark, net of a €603 thousand write-off of deferred revenue relating to the Affinitas / Spark Merger.

Contribution: For the full year 2017, contribution was €32.2 million, an increase of 28.1% compared to the year ago period. Our contribution margin increased to 37.6% from 34.2% in the year ago period. The margin expansion was primarily driven by growth in North America following the Affinitas / Spark Merger, which increased contribution margin to 7.7% from 1.3% in the year ago period.

Contribution in 2017 includes €2.2 million of post-merger contribution from Spark, net of a €603 thousand write-off of deferred revenue relating to the Affinitas / Spark Merger.

Net Loss: For the full year 2017, Net Loss was €(5.6) million, a €6.3 million decline versus the year ago period. The decline was primarily due to higher professional fees resulting from the Affinitas / Spark Merger in 2017.

Adjusted EBITDA: For the full year 2017, Adjusted EBITDA was €6.6 million, an increase from €5.9 million in the year ago period.

Adjusted EBITDA in 2017 includes €509 thousand of post-merger adjusted EBITDA from Spark.

Full Year 2018 Financial Guidance

Spark Networks expects $127 – $133 million of revenue and $13 – $18 million in Adjusted EBITDA in 2018. This replaces the 2018 targets established in May 2017 of $118 – $122 million of revenue and $18 – $22 million of Adjusted EBITDA.

The May 2017 Adjusted EBITDA range for 2018 assumed $5 million of realized cost synergies in 2018, which we are on-pace to achieve.

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	Six Months Ended			Growth Rates %
	12/31/2017	6/30/2017	12/31/2016	2nd Half 2017 vs.
	2nd Half 2017	1st Half 2017	2nd Half 2016	1st Half 2017	2nd Half 2016
# of Registrations
North America	1,233,455	1,055,581	878,756	16.9%	40.4%
International	3,096,086	3,066,511	2,664,838	1.0%	16.2%
Total # of Registrations	4,329,541	4,122,092	3,543,594	5.0%	22.2%

Average Paying Subscribers
North America	97,786	69,953	53,914	39.8%	81.4%
International	296,193	294,872	273,075	0.4%	8.5%
Total Average Paying Subscribers	393,979	364,825	326,989	8.0%	20.5%

Monthly ARPU
North America	€ 22.87	€ 26.58	€ 27.18	(13.9%)	(15.9%)
International	€ 16.94	€ 17.50	€ 17.74	(3.2%)	(4.5%)
Monthly ARPU	€ 18.41	€ 19.24	€ 19.29	(4.3%)	(4.6%)

Total Net Revenue
North America	€ 13,419	€ 11,155	€ 8,793	20.3%	52.6%
International	€ 30,102	€ 30,961	€ 29,061	(2.8%)	3.6%
Total Net Revenue	€ 43,521	€ 42,116	€ 37,854	3.3%	15.0%

Direct Marketing
North America	€ 8,585	€ 9,395	€ 7,631	(8.6%)	12.5%
International	€ 17,394	€ 18,095	€ 15,569	(3.9%)	11.7%
Total Direct Marketing	€ 25,979	€ 27,490	€ 23,200	(5.5%)	12.0%

Contribution
North America	€ 4,834	€ 1,760	€ 1,162	174.7%	316.1%
International	€ 12,708	€ 12,866	€ 13,492	(1.2%)	(5.8%)
Total Contribution	€ 17,542	€ 14,626	€ 14,654	19.9%	19.7%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	12 Months Ended December 31,			Growth Rates %
	2017	2016	2015	2017	2016
# of Registrations
North America	2,289,036	1,616,963	759,351	41.6%	112.9%
International	6,162,597	5,280,686	5,081,606	16.7%	3.9%
Total # of Registrations	8,451,633	6,897,649	5,840,957	22.5%	18.1%

Average Paying Subscribers
North America	83,870	46,453	15,240	80.5%	204.8%
International	295,533	270,823	266,675	9.1%	1.6%
Total Average Paying Subscribers	379,403	317,276	281,915	19.6%	12.5%

Monthly ARPU
North America	€ 24.42	€ 28.71	€ 28.81	(15.0%)	(0.3%)
International	€ 17.22	€ 17.69	€ 17.24	(2.7%)	2.6%
Monthly ARPU	€ 18.81	€ 19.30	€ 17.87	(2.6%)	8.0%

Total Net Revenue
North America	€ 24,574	€ 16,004	€ 5,268	53.6%	203.8%
International	€ 61,063	€ 57,487	€ 55,174	6.2%	4.2%
Total Net Revenue	€ 85,637	€ 73,491	€ 60,442	16.5%	21.6%

Direct Marketing
North America	€ 17,980	€ 15,059	€ 8,355	19.4%	80.3%
International	€ 35,489	€ 33,311	€ 34,234	6.5%	(2.7%)
Total Direct Marketing	€ 53,469	€ 48,370	€ 42,589	10.5%	13.6%

Contribution
North America	€ 6,594	€ 944	(€ 3,087)	598.2%	(130.6%)
International	€ 25,574	€ 24,177	€ 20,940	5.8%	15.5%
Total Contribution	€ 32,168	€ 25,121	€ 17,853	28.1%	40.7%

SPARK NETWORKS SE
UNAUDITED PRO FORMA FINANCIAL INFORMATION
(in € thousands)

	Years ended December 31,
(in € thousands)	2017	2016
Revenue(7)	105,911	109,731
Net Loss(7)	(3,134)	(6,738)

The following table presents certain selected information and Adjusted EBITDA(2) for the unaudited pro forma periods presented:

	Years ended December 31,
(in € thousands)	2017	2016
Net (loss)/profit	(3,134)	(6,738)
Net finance expenses	261	674
Income tax (expense) benefit	5,057	(838)
Depreciation and amortization	4,266	6,164
Impairment of intangibles	46	4,182
Stock-based compensation	1,175	1,878
Non-recurring costs	943	1,880
Adjusted EBITDA(2)	8,614	7,202

	Years ended December 31,
Summary of non-recurring costs	2017	2016
Deferred revenue write-offs	943	-
Restructuring expenses	-	642
Transaction and advisory fees	-	349
Severance costs	-	889
Total adjustments	943	1,880

Investor Conference Call

The Group will discuss its financial results during a live teleconference today at 8:30 a.m. Eastern time.

Toll-Free (United States):	1-877-705-6003
Toll-Free (Germany):	0-800-182-0040
International:	1-201-493-6725

In addition, the Group will host a webcast of the call which will be accessible in the Investor Relations section of the Group's website at http://investor.spark.net.

A replay will begin approximately three hours after completion of the call and run until May 9, 2018.

Replay
Toll-Free (United States):	1-844-512-2921
International:	1-412-317-6671
Passcode:	13677787

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the risk that the benefits from the Affinitas / Spark Merger may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to disruption of management's attention from Spark Networks' ongoing business operations due to the transaction; the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve the intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks, Inc. and Affinitas GmbH; Spark Networks' ability to generate cash from operations, lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' stock price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; general competition and price measures in the market place; general economic conditions; and the other concerns. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Group's filings with the Securities and Exchange Commission ("SEC"), and in the Group's other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Spark Networks SE:

Spark Networks SE is a leading global dating company with a portfolio of premium brands designed for singles seeking serious relationships. These brands include EliteSingles, Jdate, Christian Mingle, SilverSingles, eDarling, JSwipe and Attractive World. Formed in 2017 through the merger of Affinitas GmbH and Spark Networks, Inc., the company has a presence in 29 countries worldwide and is publicly listed on the NYSE American exchange under the ticker symbol "LOV."

For More Information

Investors:
Robert O'Hare
Chief Financial Officer
rohare@spark.net

1 Contribution is defined as revenue, net of credits, less direct marketing. Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group's Consolidated Statement of Comprehensive (Loss)/Income.

2 Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. A reconciliation of the Adjusted EBITDA for the six and twelve months ended December 31, 2017 and December 31, 2016 can be found in the table below.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation, impairment of intangible and long-lived assets, and non-recurring costs.

3 Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

4 Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

5 Monthly Average Net Revenue Per User, or Monthly ARPU, represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

6 In accordance with Segment Reporting guidance, the Group's financial reporting includes detailed data on two separate operating segments. The North America segment consists of operations in the United States and Canada, and the International segment consists of all other operations except for the United States and Canada.

7 The unaudited pro forma financial information presents the combined results of the Company and Spark and Samadhi as if these mergers and acquisitions had occurred on January 1, 2016. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only. This presentation is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2016.

SPARK NETWORKS SE
CONSOLIDATED BALANCE SHEETS
(in € thousands, except share data)

	December 31,
	2017	2016
Non-current assets	47,148	20,141
Intangible assets	35,136	9,634
Internally generated software	3,503	1,007
Licenses and domains	128	37
Brands and trademarks	4,917	2,605
Intangible assets under development	1,090	-
Other intangible assets	2,314	2,661
Goodwill	23,184	3,324
Property, plant and equipment	2,082	485
Leasehold improvements	186	245
Other and office equipment	373	240
Property, plant and equipment under construction	1,523	-
Other non-current financial assets	23	21
Deferred tax assets	9,907	10,001
Current assets	22,034	17,127
Current trade and other receivables	13,820	9,063
Trade receivables	6,814	4,272
Other financial current assets	3,156	2,489
Other assets	3,850	2,302
Cash and cash equivalents	8,214	8,064
TOTAL ASSETS	69,182	37,268
SHAREHOLDER'S EQUITY AND LIABILITIES
Shareholder's equity	19,477	(24,723)
Subscribed capital	1,317	25
Capital reserves	48,877	-
Share-based payment reserve	2,747	2,259
Accumulated deficit	(32,581)	(27,007)
Accumulated other comprehensive income	(883)	-
Non-current liabilities	765	33,161
Non-current borrowings	-	5,850
Other non-current provisions	17	17
Other non-current financial liabilities	-	26,280
Deferred tax liabilities	725	929
Non-current deferred income	23	85
Current liabilities	48,940	28,830
Current borrowings	5,850	5
Other current provisions	1,159	806
Current trade and other payables	21,291	9,637
Trade payables	11,489	5,568
Other financial current liabilities	6,515	1,337
Other liabilities	3,287	2,732
Current income tax liabilities	286	335
Current deferred income	20,354	18,047
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	69,182	37,268

SPARK NETWORKS SE
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in € thousands, except per share data)

	For the Six Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Revenue	43,521	37,854	85,637	73,491
Cost of revenue	(29,737)	(24,703)	(58,776)	(51,202)
Gross Profit	13,784	13,151	26,861	22,289
Other income	5	118	54	126
Other operating expenses	(16,930)	(11,454)	(32,030)	(19,742)
Sales and marketing expenses	(2,775)	(2,394)	(5,540)	(3,919)
Customer service expenses	(1,776)	(1,476)	(3,971)	(2,791)
Technical operations and development expenses	(3,664)	(1,805)	(6,428)	(3,305)
General and administrative expenses	(8,715)	(5,779)	(16,091)	(9,727)
Operating profit/(loss)	(3,141)	1,815	(5,115)	2,673
Interest income and similar income	166	94	239	157
Interest expense and similar charges	(363)	(281)	(782)	(425)
Net finance expenses	(197)	(187)	(543)	(268)
(Loss)/Income before taxes	(3,338)	1,628	(5,658)	2,405
Income taxes	(532)	(843)	84	(1,082)
(Loss)/profit from continuing operations	(3,870)	785	(5,574)	1,323
Discontinued operations	-	(25)	-	(632)
(Loss)/profit for the period	(3,870)	760	(5,574)	691
Other comprehensive income	(883)	-	(883)	-
Total comprehensive (loss)/income for the period	(4,753)	760	(6,457)	691

Earnings per share
Basic earnings/(loss) per share (€)	(8.97)	30.40	(24.23)	27.64
Diluted earnings/(loss) per share (€)	(8.97)	30.40	(24.23)	27.64
Earnings per share - continuing operations
Basic earnings/(loss) per share (€)	(8.97)	31.40	(24.23)	52.92
Diluted earnings/(loss) per share (€)	(8.97)	31.40	(24.23)	52.92

Reconciliation of Net (Loss)/Profit to Adjusted EBITDA:
Net (loss)/profit	(3,870)	760	(5,574)	691
Discontinued operations	-	25	-	632
Net finance expenses	197	187	543	268
Income tax (benefit) provision	532	843	(84)	1,082
Depreciation and amortization	1,579	1,225	3,084	1,278
Impairment of intangibles	-	-	25	-
Stock-based compensation	112	435	488	991
Non-recurring costs	5,685	878	8,123	927
Adjusted EBITDA	4,235	4,353	6,605	5,869

Summary of non-recurring costs:
Deferred revenue write-offs	603	-	603	-
Restructuring expenses	-	642	-	642
Transaction and advisory fees	1,660	113	3,995	162
Merger integration costs	2,042	-	2,042	-
Other employee payments	1,053	-	1,053	-
Severance costs	327	123	430	123
Total adjustments	5,685	878	8,123	927